EXHIBIT 8.1
ANOORAQ RESOURCES CORPORATION

LIST OF SUBSIDIARIES AS AT JUNE 30, 2010

Name	Country of Incorporation	Proportion of ownership interest

N1C Resources Incorporation	Cayman Islands	100%
Anooraq Minera Mexicana	Mexico	100%
N2C Resources Incorporation *	Cayman Islands	100%
Plateau Resources Proprietary Limited *	South Africa	100%
Bokoni Holdings Proprietary Limited *	South Africa	51%
Bokoni Mines Proprietary Limited *	South Africa	51%
Boikgantsho Proprietary Limited *	South Africa	51%
Kwanda Proprietary Limited *	South Africa	51%
Ga-Phasha Proprietary Limited *	South Africa	51%
Lebowa Platinum Mine Limited *	South Africa	51%

*	Indirectly held